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                                    EXHIBIT 1


To Whom It May Concern:

LJ Soldinger Associates was appointed as the independent accountants of Expressions Graphics, Inc. on March 4, 2002. Due to a number of recent changes in the Company's management and business plan, the Company's completion of a series of material transactions in February and March 2002, and the timing of our appointment, we were unable to complete our audit of the Company's financial statements as of and for the year ended December 31, 2001. We are in the process of completing such audit and anticipate the audit to be completed within the prescribed time set forth in Rule 12b-25(b)(2)(ii).


                                          /s/ LJ Soldinger Associates
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                                              LJ Soldinger Associates